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** AA 3/3/2003

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03011189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 WASH, D.C.

SEC FILE NUMBER
8- 47901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMG Convertible Investments LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Ave of the Stars #2530
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Penny Bordokas 3020 2619
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street Los Angeles CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Penny Bordokas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMG Convertible Investments LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

PENNY J. BORDOKAS
Commission # 1218876
Notary Public - California
Los Angeles County
My Comm. Expires May 10, 2003

Signature

Managing Member of JMG Capital Management LLC the

Title General Partner

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF ASSETS AND LIABILITIES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

JMG Convertible Investments, L.P. (a California Limited Partnership)

December 31, 2002

with Report of Independent Auditors

JMG Convertible Investments, L.P.

(a California Limited Partnership)

Audited Statement of Assets and Liabilities

December 31, 2002

Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Partners
JMG Convertible Investments, L.P.

We have audited the accompanying statement of assets and liabilities of JMG Convertible Investments, L.P. (the Partnership) as of December 31, 2002. This statement of assets and liabilities is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of assets and liabilities based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of JMG Convertible Investments, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 24, 2003

JMG Convertible Investments, L.P.
(a California Limited Partnership)

Statement of Assets and Liabilities

December 31, 2002

Assets	
Investments in securities, at value (cost $891,153,476)	$ 851,999,633
Receivables from brokers	210,994
Dividends and interest receivable	5,205,591
Total assets	857,416,218
Liabilities	
Securities sold, not yet purchased, at value (proceeds $576,203,809)	463,564,215
Payable to brokers	125,793,889
Dividends and interest payable	4,884,063
Total liabilities	594,242,167
Net assets	$ 263,174,051

See accompanying notes.

JMG Convertible Investments, L.P.
(a California Limited Partnership)

Notes to Statement of Assets and Liabilities

December 31, 2002

1. General

JMG Convertible Investments, L.P. (the Partnership) was organized as a limited partnership under the California Uniform Limited Partnership Act on November 2, 1994. The Partnership is an investment partnership and will operate through January 1, 2040, unless terminated earlier in accordance with the provisions of the Agreement of Limited Partnership (the Agreement). The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

JMG Capital Management LLC is the general partner (the General Partner) and JMG Capital Partners, L.P. is the only limited partner, and as of December 31, 2002, JMG Capital Partners, L.P. owned 99.999% of the Partnership.

The Partnership was formed to invest, hold, sell, sell short, trade and otherwise deal in securities and other intangible investment instruments and vehicles of every kind and nature. The Partnership emphasizes stock and stock option trading to implement long, short and market neutral strategies. There is no assurance that the Partnership will achieve its investment objectives.

The Partnership does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies

Basis of Accounting

The Partnership uses the accrual basis of accounting.

Use of Estimates

The preparation of the statement of assets and liabilities in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities and derivative instrument transactions are recorded on a trade-date basis.

Securities Valuation

Investments in securities which are listed on a national securities exchange, the "NASDAQ" system, or traded over-the-counter, are valued at (i) the last reported sales price, (ii) the last closing bid price when no last sale price is available, or (iii) the last closing price for securities sold but not yet purchased. Securities for which quotations are not readily available are valued at their respective fair values, as determined in good faith by the General Partner. Illiquid investments, not readily marketable investments, and investments in restricted securities not registered for public sale are valued at estimated fair values as determined by the General Partner. At December 31, 2002, the Partnership did not invest in non-marketable securities. Investments in securities are held for investment purposes and used as collateral for short positions.

Receivable From Brokers

Receivable from brokers represents amounts due from brokers for unsettled trades. These receivables, together with investments in securities held, are essentially restricted to the extent that they serve as margin deposits for securities sold, not yet purchased. The Partnership continually monitors the creditworthiness of the financial institutions with which it conducts business.

Payable to Brokers

Payable to brokers represents margin borrowings which are collateralized by the Partnership's investments held with those brokers and obligations for unsettled trades.

Income Taxes

No provision for federal or state income taxes is made in the accompanying financial statements since the Partnership is generally not subject to income taxes. The partners are required to include their proportionate share of income, expenses and gains and losses in their respective income tax returns.

3. Investments in Securities and Securities Sold, Not Yet Purchased

Investments in securities and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Investment in Securities	Securities Sold, Not Yet Purchased
Common stocks	$ 34,888,262	$ 218,024,036
Corporate bonds	718,697,520	232,051,564
Preferred stocks	80,484,197	4,797,008
Put and call options	16,248,985	8,691,605
Warrants	1,680,669	2
Total	$ 851,999,633	$ 463,564,215

Securities sold, not yet purchased represent obligations of the Partnership to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the Partnership) at the later delivery date. As a result, short sales create the risk that the Partnership's ultimate obligation to satisfy the delivery requirements may exceed the amount of the obligation recorded in the financial statements.

4. Derivative Contracts

The Partnership invests in equity-related derivative contracts (derivatives), primarily options and warrants. In the normal course of business, the Partnership enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options and warrants. Options and warrants represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

4. Derivative Contracts (continued)

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange traded derivatives.

Market values of derivatives are determined by using quoted market prices.

The amounts disclosed below represent the end of period market value of derivative contracts held for trading purposes:

Warrants	$ 1,680,667
Equity call options	(1,103,905)
Equity put options	8,661,285

5. Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Partnership as of December 31, 2002, is as follows:

Net capital	$ 163,100,751
Required net capital	100,000
Excess net capital	$ 163,000,751
Ratio of aggregate indebtedness to net capital	–